Exhibit 12.01

PUBLIC SERVICE COMPANY OF COLORADO  AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

		Year Ended Dec. 31,
	YTD 3/09	2008	2007	2006	2005	2004

Earnings as defined:
Pretax income from continuing operations	$117,597	$506,424	$431,251	$323,159	$281,657	$290,861
Add: Fixed charges	51,127	199,739	311,377	264,672	263,516	266,231
Earnings as defined	$168,724	$706,163	$742,628	$587,831	$545,173	$557,092

Fixed charges:
Interest charges	$40,352	$154,313	$180,230	$137,493	$144,835	$157,447
Interest charges on life insurance policy borrowings	15	248	105,396	117,536	107,610	98,094
Interest component of leases	10,760	45,178	25,751	9,643	11,071	10,690
Total fixed charges	$51,127	$199,739	$311,377	$264,672	$263,516	$266,231

Ratio of earnings to fixed charges	3.3	3.5	2.4	2.2	2.1	2.1